EXHIBIT 99.1

WORLDWIDE PETROLEUM CONSULTANTS ENGINEERING • GEOLOGY • GEOPHYSICS • PETROPHYSICS	Chairman & CEO C.H. (Scott) Rees III President & COO Danny D. Simmons Executive VP G. Lance Binder	Executive Committee P. Scott Frost – Dallas J. Carter Henson, Jr. – Houston Dan Paul Smith – Dallas Joseph J. Spellman – Dallas Thomas J. Telia ii – Dallas

July 7, 2011

Mr. David West Griffin
Energy XXI (Bermuda) Limited
1021 Main Street, Suite 2626
Houston, Texas 77002

Dear Mr. Griffin:

In accordance with your request, we have estimated the proved, probable, and possible reserves and future revenue, as of June 30, 2011, to the Energy XXI (Bermuda) Limited (referred to herein as “Energy XXI”) interest in certain oil and gas properties located onshore and offshore Louisiana and in federal waters in the Gulf of Mexico. We completed our evaluation on or about the date of this letter. It is our understanding that the proved reserves estimated in this report constitute approximately 92 percent of all proved reserves owned by Energy XXI. The estimates in this report have been prepared in accordance with the definitions and guidelines of the U.S. Securities and Exchange Commission (SEC) and conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas, except that per-well overhead expenses are excluded for operated properties and future income taxes are excluded for all properties. Definitions are presented immediately following this letter. This report has been prepared for Energy XXI's use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

We estimate the net reserves and future net revenue to the Energy XXI interest in these properties, as of June 30, 2011, to be:

	Net Reserves			Future Net Revenue (M$)
Category	Oil (MBBL)	NGL (MBBL)	Gas (MMCF)	Total	Present Worth at 10%
Proved Developed Producing	39,834.4	2,407.6	79,670.3	1,992,785.2	1,723,681.0
Proved Developed Non-Producing	9,719.7	1,471.1	37,423.0	849,287.1	508,230.1
Proved Undeveloped	16,061.9	1,843.1	96,940.3	1,407,713.1	852,703.2
Total Proved	65,616.0	5,721.8	214,033.6	4,249,785.0	3,084,614.0

Totals may not add because of rounding.

The oil reserves shown include crude oil and condensate. Oil and natural gas liquids (NGL) volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases.

The estimates shown in this report are for proved reserves. As requested, probable and possible reserves that exist for these properties have not been included. This report does not include any value that could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk.

4500 Thanksgiving Tower • 1601 Elm Street • Dallas, Texas 75201-4754 • Ph. 214-969-5401 • Fax. 214-969-5411	nsai@nsai-petro.com
1221 Lamar Street, Suite 1200 • Houston, Texas 77010-3072 • PH: 713-654-4950 • Fax: 713-654-4951	netherlandsewell.com

Future gross revenue to the Energy XXI interest is prior to deducting state production taxes and ad valorem taxes. Future net revenue is after deductions for these taxes, future capital costs, operating expenses, and abandonment costs but before consideration of any income taxes. The future net revenue has been discounted at an annual rate of 10 percent to determine its present worth, which is shown to indicate the effect of time on the value of money. Future net revenue presented in this report, whether discounted or undiscounted, should not be construed as being the fair market value of the properties.

For the purposes of this report, we did not perform any field inspection of the properties, nor did we examine the mechanical operation or condition of the wells and facilities. We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs due to such possible liability. Our estimates of future net revenue include Energy XXI's estimates of the costs to abandon the wells, platforms, and production facilities, net of any salvage value.

Prices used in this report are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period July 2010 through June 2011. For oil and NGL volumes, the average Heavy Louisiana Sweet posted price of $95.75 per barrel is adjusted by field for quality, transportation fees, and regional price differentials. For gas volumes, the average Henry Hub spot price of $4.209 per MMBTU is adjusted by field for energy content, transportation fees, and regional price differentials. All prices are held constant throughout the lives of the properties. The average adjusted product prices weighted by production over the remaining lives of the properties are $94.16 per barrel of oil, $43.13 per barrel of NGL, and $4.387 per MCF of gas.

Lease and well operating costs used in this report are based on operating expense records of Energy XXI. For nonoperated properties, these costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. As requested, lease and well operating costs for the operated properties include only direct lease- and field-level costs. For all properties, insurance costs and headquarters general and administrative overhead expenses of Energy XXI are not included. Lease and well operating costs are held constant throughout the lives of the properties. Capital costs are included as required for workovers, new development wells, and production equipment. The future capital costs are held constant to the date of expenditure.

We have made no investigation of potential gas volume and value imbalances resulting from overdelivery or underdelivery to the Energy XXI interest. Therefore, our estimates of reserves and future revenue do not include adjustments for the settlement of any such imbalances; our projections are based on Energy XXI receiving its net revenue interest share of estimated future gross gas production.

The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible. Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance. In addition to the primary economic assumptions discussed herein, our estimates are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of the interest owner to recover the reserves, and that our projections of future production will prove consistent with actual performance. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing this report.

For the purposes of this report, we used technical and economic data including, but not limited to, well logs, geologic maps, seismic data, well test data, production data, historical price and cost information, and property ownership interests. The reserves in this report have been estimated using deterministic methods; these estimates have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards). We used standard engineering and geoscience methods, or a combination of methods, including performance analysis, volumetric analysis, analogy, and reservoir modeling, that we considered to be appropriate and necessary to categorize and estimate reserves in accordance with SEC definitions and guidelines. A substantial portion of these reserves are for behind-pipe zones, non-producing zones, undeveloped locations, and producing wells that lack sufficient production history upon which performance-related estimates of reserves can be based; such reserves are based on estimates of reservoir volumes and recovery efficiencies along with analogy to properties with similar geologic and reservoir characteristics. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

The data used in our estimates were obtained from Energy XXI, public data sources, and the nonconfidential files of Netherland, Sewell & Associates, Inc. (NSAI) and were accepted as accurate. Supporting geoscience, performance, and work data are on file in our office. The titles to the properties have not been examined by NSAI, nor has the actual degree or type of interest owned been independently confirmed. The technical persons responsible for preparing the estimates presented herein meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties nor are we employed on a contingent basis.

Sincerely,
NETHERLAND, SEWELL & ASSOCIATES, INC. Texas Registered Engineering Firm F-2699
By: /s/ C.H. (Scott) Rees III C.H. (Scott) Rees III, P.E. Chairman and Chief Executive Officer
By: /s/ Connor B. Riseden Connor B. Riseden, P.E. 100566 Petroleum Engineer	By: /s/ David E. Nice David E. Nice, P.G. 346 Vice President
Date Signed: July 7, 2011	Date Signed: July 7, 2011

CBR:MRL